FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME): 07.628.528/0001-59

Company Register Identification Number (NIRE): 35.300.326.237

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 20, 2021

Date, Time, and Place: The meeting was held on September 20, 2021, at 9:30 a.m., at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), located at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, in the City and State of São Paulo.

Call Notice and Attendance: The procedures for the call notice were waived since all members of the Board of Directors were present, as per sole paragraph of article 20, paragraph 1of the Company’s Bylaws. The attendance of the Board members via conference call and/or video conference, respectively, is authorized as per the main section of article 20 of the Company’s Bylaws.

Presiding: Chairman: Eduardo S. Elsztain; and Secretary: André Guillaumon.

Agenda: To examine, discuss and resolve on, among other matters: (i) the proposal to amend the caput of article 6 of the Company’s Bylaws, due to the capital increases approved by the Board of Directors; and (ii) the approval of hiring PricewaterhouseCoopers (“PwC”) to replace Ernest & Young (“E&Y”) as the Company’s independent external auditors.

Resolutions: The board members resolved, unanimously and without any reservations or restrictions, to:

1.	Approve, ad referendum of the Extraordinary General Meeting, the proposal to amend the caput of Article 6 of the Company’s Bylaws, to reflect in the Company’s capital stock the capital increases approved at the Board of Directors’ meetings held on February 3, 2021, and May 14, 2021; and

2.	Approve the hiring of PwC to replace E&Y as the Company’s independent external auditors.

Closing: There being no further business to discuss, the minutes were drafted, approved and signed by all the members of the Board of Directors attending the meeting and by the Chairman and Secretary of the Presiding Board.

Signatures: Presiding Board: Eduardo S. Elsztain – Chairman; André Guillaumon – Secretary. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain; Alejandro Gustavo Casaretto; Saúl Zang; Carlos María Blousson; Isaac Selim Sutton; João de Almeida Sampaio Filho and Camilo Marcantonio.

This is a free English translation of the original minutes drawn up in the Book of Minutes of Board of Directors’ Meetings.

São Paulo, September 20, 2021.

André Guillaumon Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2021	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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